EXECUTION VERSION
DIXI MEDICAL USA CORP

AND

NEUROPACE, INC.

EXCLUSIVE DISTRIBUTION AGREEMENT
EFFECTIVE AS OF: AUGUST 9, 2022

Schedule 6.4    45
Appendix A    48

EXCLUSIVE DISTRIBUTION AGREEMENT
This EXCLUSIVE DISTRIBUTION AGREEMENT (this “Agreement”) effective as of August 9, 2022, (the “Effective Date”), is entered into by and between DIXI Medical USA Corp, a Delaware corporation, with its principal place of business located at 11910 Fox Ridge Dr., Plymouth, MI 48170 (the “Company”) and NeuroPace, Inc., a Delaware corporation with its principal place of business located at 455 Bernardo Ave., Mountain View, CA 94043 (the “Distributor”); each a “Party” and, together, the “Parties”.
RECITALS:
(A)    WHEREAS, Company develops and manufactures certain Products (as defined below).
(B)    WHEREAS, Company desires to appoint Distributor as Company’s exclusive distributor of the Products in the Field (as defined below) in the Territory (as defined below), and Distributor wishes to accept such appointment, in accordance with the terms and conditions of this Agreement.
NOW, THEREFORE, in consideration of the premises and the mutual promises and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:
1.    DEFINITIONS AND INTERPRETATION

1.1    Certain Definitions. For the purposes of this Agreement, the following terms have the following meanings:

“1st Level Technical Support”	means customer training, problem isolation and diagnosis, and a customer support hotline to address the foregoing;
“2nd Level Technical Support”	means support activities that Company deems reasonable to provide Distributor, at least at a level it provides to its other third party distributors, and consistent with past practice and industry standards. 2nd Level Technical Support excludes 1st Level Technical Support;
“2022 List Price”	has the meaning given in Clause 4.2;
“Actual Exchange Rate”	has the meaning given in Clause 4.5;
“Affiliate”
means with respect to a Person (including a Party), any entity that directly or indirectly controls, is controlled by or is under common control, with that Person. For purposes of this definition, “control” means direct or indirect beneficial ownership of more than fifty percent (50%) of the voting or income interest in such Person, or the power to control the management of such Person or direct its affairs or the distribution of its profits;

“Agreement”	has the meaning given in the preamble;

“Applicable Law”	means, with respect to any Person, any federal, state, local, municipal, or other law, statute, principles of common law, ruling, legal requirement and standard, regulation, guidance, directive, constitution, treaty, convention, ordinance, code, rule, regulation, or order, enacted, adopted, promulgated or applied by a Governmental Authority, self-regulatory body, including, without limitation, GMP guidance, GDP guidance and QSR guidance, as may be amended from time to time, and any permits, licenses, approvals and authorizations having jurisdiction over or related to the Marketing Authorization, approval, marketing, promotion, distribution, storage and sale of the Products in the Territory or any part thereof;
“Arbitration Notice”	has the meaning given in Clause 17.2;
“Arbitrator”	has the meaning given in Clause 17.2;
“Change of Control”	means with respect to a Party, (a) a merger or consolidation of such Party with a third party that results in the voting securities of such Party outstanding immediately prior thereto, or any securities into which such voting securities have been converted or exchanged, ceasing to represent more than fifty percent (50%) of the combined voting power of the surviving entity or the parent of the surviving entity immediately after such merger or consolidation, (b) a transaction or series of related transactions in which a third party, together with its Affiliates, becomes the direct or indirect beneficial owner of more than fifty percent (50%) of the combined voting power of the outstanding securities of such Party, or (c) the sale or other transfer to a third party of all or substantially all of such Party’s and its controlled Affiliates’ assets. For the avoidance of doubt, neither a transaction or series of transactions effected for the primary purpose of financing the operations of the applicable Party (including the issuance or sale of securities for financing purposes) or changing the form or jurisdiction of organization of such Party, nor a change in the control of a Party to the benefit of any Affiliate of such Party, shall constitute a Change of Control under this Agreement;
“Claiming Party”	has the meaning given in Clause 12.1;
“Commercial Activities Effective Date”	has the meaning given in Clause 6.1;
“Commercial Support”	means 2nd Level Technical Support solely provided during the Initial Term;
“Commercial Support Requirements”	has the meaning given in Clause 6.4;
“Commercialization Plan”	has the meaning given in Clause 6.3;

“Commercialize” or “Commercializing”	means any and all activities directed to marketing, promoting, advertising, distributing, offering for sale, having sold and selling the Products in the Field in the Territory for commercial purposes. When used as a noun, “Commercialization” means any activities involved in Commercializing;
“Company”	has the meaning given in the preamble;
“Company Indemnitee”	has the meaning given in Clause 11.2;
“Company IP”	means any intellectual property rights in existence as of the Effective Date or thereafter during the Term that are Controlled by Company and necessary for the Commercialization of any of the Products in the Field in the Territory pursuant to this Agreement. For the avoidance of doubt, Company IP includes all Marks, Product IP, Feedback and Feedback-Related IP;
“Confidential Information”	means any and all non-public, technical, business or other information, or data of a Party or its Affiliates provided orally, visually, in writing, graphically, electronically, or in another form by or on behalf of such Party or its Affiliates to the other Party or its Affiliates in connection with this Agreement, including the terms of this Agreement, the Product, any exploitation of the Product, any know-how with respect thereto developed by or on behalf of the disclosing Party or its Affiliates, or the scientific, regulatory or business affairs or other activities of the disclosing Party. For clarity, the existence and the terms of this Agreement are deemed Confidential Information of both Parties;

“Control or Controlled”	means, with respect to any intellectual property rights, material or document, the legal authority or right (whether by ownership, license or otherwise) of a Party to grant a license or a sublicense of or under such intellectual property rights, or to provide or provide access to such material or document, to the other Party without breaching the terms of any agreement with a third party;
“Debarred/Excluded”
means any Person becoming debarred or suspended under 21 U.S.C. §335(a) or (b), the subject of a conviction described in Section 306 of the FD&C Act, excluded, or having previously been excluded, from a federal or governmental health care program, debarred from federal contracting, convicted of or pled nolo contendere to any felony, or to any federal or state legal violation (including misdemeanors) relating to prescription drug products or fraud, the subject to Office of Foreign Assets Control (“OFAC”) sanctions or on the OFAC list of specially designated nationals, or the subject of any similar sanction of any Governmental Authority;

“Defective Product”	has the meaning given in Clause 3.11.3;
“Direct Competitor”	means a company that manufactures and commercializes the same or substantially similar products to the Product;
“Disputes”	has the meaning given in Clause 17.1;
“Disqualified”	has the meaning given in Clause 10.3.8;
“Distributor”	has the meaning given in the preamble;
“Distributor Indemnitee”	has the meaning given in Clause 11.1;
“Distributor Promotional Materials”	has the meaning given in Clause 6.2.2;
“Dollars” or “$”	means the United States dollar, the lawful currency of the United States of America;
“Effective Date”	means the date on the cover page of this Agreement;
“Euros or “€”	means the single European currency;
“Existing Recall”	has the meaning given in Clause 5.10.2;
“FD&C Act”	means the United States Federal Food, Drug and Cosmetic Act, as amended;

“FDA”	means the United States Food and Drug Administration and any successor entity thereto;
“Feedback”	has the meaning given in Clause 8.5;
“Feedback-Related IP”	has the meaning given in Clause 8.5;
“Field”	means any and all diagnosis or treatment of epilepsy in humans;
“Force Majeure”	has the meaning given in Clause 12.1;
“Forecast”	has the meaning given in Clause 3.4;

“Fully Loaded COGS”
means, with respect to any Product supplied by or on behalf of Company to Distributor hereunder, the actual, fully-burdened cost to manufacture such Product, which means the actual unit costs of manufacture, which shall consist of direct material costs, direct labor costs, and manufacturing overhead attributable to such Product manufacturing activities, all calculated in accordance with GAAP. Direct material costs shall consist of the costs incurred in purchasing materials. Direct labor costs shall consist of the cost of: (a) employees working in manufacturing and packaging of the Product and employees working in facility maintenance; (b) the acquisition of third party manufacturing services; and (c) a fair and reasonable allocation of direct or indirect quality control and quality assurance activities and supply chain management, and including, in either case, any other costs required by GAAP. Manufacturing overhead specifically attributable to such Product shall include a reasonable allocation of administrative costs and a reasonable allocation of costs of equipment, utilities and manufacturing and distribution facilities used to manufacture the Product for Commercialization by Distributor. For clarity, Fully Loaded COGS shall exclude any costs associated with Company’s provision of Commercial Support to Distributor hereunder in compliance with the Commercial Support Requirements as set forth in Clause 6.4, which shall be covered by the Upfront Payment under Clause 4.1;

“GAAP”	means United States Generally Accepted Accounting Principles;
“GDP”	means the then-current current Good Distribution Practices as promulgated in 21 C.F.R. § 820;

“GMP”	means the then-current Good Manufacturing Practices as promulgated in 21 C.F.R. § 820 and Medical Device Quality System guides to the extent applicable to activities directly related to the manufacture of Product under this Agreement;
“Governmental Authority”	means any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental, quasi-governmental or regulatory body of any nature, including any governmental division, department or agency; (d) court, arbitrator, arbitration panel, public tribunal or other body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature; or (e) any official of any of the foregoing authorities and bodies listed in this definition in his/her capacity as such;
“Indemnification Claim Notice”	has the meaning given in Clause 11.3.1;
“Indemnified Party”	has the meaning given in Clause 11.3.1;
“Indemnifying Party”	has the meaning given in Clause 11.3.1; “
Initial Purchase Price”	has the meaning given in Clause 4.2;
“Initial Term”	has the meaning given in Clause 14.1;
“Latent Defect”	has the meaning given in Clause 3.11.2;
“Lead Time”	has the meaning given in Clause 3.5.2;
“List Price”	has the meaning given in Clause 4.3;
“Losses”	has the meaning given in Clause 11.1;

“Marketing Authorization”	means with respect to the Territory or to any part thereof, the approval(s), by the applicable Regulatory Authority, of the entire series of filings for marketing authorizations, permits, licenses, authorizations and notifications that, as per the Applicable Laws and regulations of the Territory or any part thereof, are required to finally and fully Commercialize the Product in the Territory or any part thereof, including any and all complement and supplement filings for marketing authorizations, permits, licenses, authorizations and notifications that are required to use and Commercialize the Product in the Territory or any part thereof. For clarity, Marketing Authorization does not include any pricing or reimbursement approvals;
“Marks”	has the meaning given in Clause 8.3;
“Medical Device or Reporting”: or “MDR”	means the medical device reporting obligations as promulgated in 21 C.F.R. § 803;
“Minimum Annual Order”	has the meaning given in Clause 3.14;
“Non-Claiming Party”	has the meaning given in Clause 12.2;
“Party(ies)”	has the meaning given in the preamble;
“Patent Defect”	has the meaning given in Clause 3.11.1;
“Permitted Subcontractor”	has the meaning given in Clause 2.1.1;
“Person”	means any individual, corporation, partnership, limited liability company, firm, joint venture, association, trust, estate, unincorporated organization, Governmental Authority or other unnatural entity;
“Product IP”	has the meaning given in Clause 8.5;
“Product Specifications”	means those quality standards and specifications for the Products set forth in the QA Requirements Document;

“Products”
means (a) All Company products currently approved for sale in the United States as of the Effective Date, as defined in the product list as set forth in the QA Requirements Document (“Product List”), (b) any modifications or improvements thereof made by Company during the Term and (c) any new Company products approved for sale in the United States during the Term, which shall be immediately added by Company to the Product List;

“Purchase Order”	has the meaning given in Clause 3.5.1;
“Purchase Price”	has the meaning given in Clause 4.3;
“QA Requirements Document”	means the Quality Requirements Document set forth in Appendix A attached hereto;
“Quality System Regulations” or “QSR”	means, with respect to the United States, the Quality System Regulations promulgated by the FDA and set forth in 21 C.F.R. § 820, and which describe the minimum requirements for the methods, facilities and controls used in the manufacturing, processing, packaging or holding of a medical device;
“Quarter”	means each period of three months ending on March 31st, June 30th, September 30th, and December 31st;
“Recall”
means (a) a recall, withdrawal, or field correction of any Product purchased by Distributor in the Territory or (b) a dissemination of relevant information regarding such a Product due to a safety or efficacy issue, in each case of (a) or (b), either (i) required or ordered by a Regulatory Authority of competent jurisdiction, or if any Regulatory Authority requires or advises Distributor or any of its Permitted Subcontractors to distribute a “Dear Doctor” letter or its equivalent regarding use of such Product in the Territory, (ii) if Company determines that a recall of any Product is appropriate, or (iii) if a recall is determined, in good faith, by Distributor as reasonably necessary;

“Regulatory Authority”	means any competent authority or agency within the Territory, responsible for the grant of Marketing Authorization or that regulates the importation, distribution, commercialization or sale of, or pricing or reimbursement for, the Product in the Territory or any part thereof;
“Renewal Term”	has the meaning given in Clause 14.1;

“Senior Officer”	means the officer of each Party designated by each Party to the other in writing, or any direct report of such officer designated by such officer as a Senior Officer hereunder who has authority to resolve the matter in dispute hereunder;
“Shortfall”	has the meaning given in Clause 3.13;
“Subcontracting Agreement”	has the meaning given in Clause 2.1.1;
“Tax Deductions”	has the meaning given in Clause 4.8;
“Term”	means the term of this Agreement as set out in Clause 14.1;
“Territory”	means United States, including its territories and possessions, and excludes all other countries and territories; and
“Upfront Payment”	has the meaning given in Clause 4.1.

1.2    Interpretation. In this Agreement:
1.2.1    the headings are inserted for convenience only and do not affect the construction of this Agreement;
1.2.2    references to one gender includes both genders and references to the singular include the plural and vice versa;
1.2.3    references to clauses and Schedules are to clauses of, and schedules to, this Agreement;
1.2.4    references to “days” in this Agreement shall mean calendar days, unless otherwise specified;
1.2.5    where this Agreement uses the term “including” it shall mean “including without limitation”;
1.2.6    where this Agreement uses the term “will” it shall be construed to have the same meaning and effect as the word “shall” wherever context requires; any agreement or instrument defined or referred to herein, or in any agreement or instrument that is referred to herein, means such agreement or instrument as from time to time amended, modified or supplemented;
1.2.7    any reference to an enactment or statutory provision is a reference to it as it may have been, or may from time to time be amended, modified, consolidated or re-enacted;

1.2.8    references in this Agreement to a Party’s awareness or knowledge of any fact or circumstances shall mean that Party’s actual awareness or knowledge, without having conducted any searches or investigations; and
1.2.9    where this Agreement provides for any right or remedy, such right or remedy shall be without prejudice to any other right or remedy that may be available by law or in equity.
1.3    Any Schedules and Appendices attached hereto shall comprise part of and shall be construed in accordance with the terms of this Agreement. In the event of any inconsistency between the Schedules (or the Appendices) and the terms of this Agreement, the terms of this Agreement shall prevail.
2.    APPOINTMENT OF DISTRIBUTOR
2.1    Appointment. Company hereby appoints Distributor as its sole and exclusive distributor to Commercialize the Products in the Field in the Territory, and Distributor hereby accepts such appointment and agrees to act as the exclusive distributor of the Products in the Field in the Territory.
2.1.1    Subcontracting. Distributor shall not have the right to appoint, sublicense or otherwise transfer its rights and obligations hereunder to any Affiliate, representative, sub-distributor, agent or third party (including a third party logistics provider) without Company’s prior written consent, provided that Distributor shall have the right to subcontract without Company’s prior written consent to its Affiliates, or to a third party, discrete support services in connection with Distributor’s obligations under this Agreement, including, by way of an example, for the purposes of marketing and accounting (collectively, “Permitted Subcontractor”). Any agreement pursuant to which Distributor engages any Permitted Subcontractor (“Subcontracting Agreement”) must be consistent with the terms of this Agreement, including containing obligations of confidentiality and non-use at least as stringent as those set forth in Clause 9, and obligations to assign to Distributor all intellectual property generated by such Permitted Subcontractor in the course of performing such subcontracted work, consistent with the intellectual property provisions set forth in Clause 8. Distributor retains responsibility for the acts and omissions of its Permitted Subcontractors in relation to the Product as if they were the acts and omissions of Distributor itself, and shall remain responsible for any obligations that have been delegated or subcontracted to any Permitted Subcontractor and for the performance of its Permitted Subcontractors. Without limiting the generality of the foregoing, each Subcontracting Agreement must include an assignment back to Distributor of all intellectual property developed, invented, or filed (as applicable) by or on behalf of the Permitted Subcontractor under such agreement (such that Distributor Controls such intellectual property for the purposes of this Agreement). Any Permitted    Subcontractor which is Debarred/Excluded shall automatically cease to be an Permitted Subcontractor. Promptly upon execution of each Subcontracting Agreement (and in any event, prior to a Permitted Subcontractor performing any activities on behalf of Distributor), Distributor must provide to Company the contact information for such Permitted Subcontractor.

2.2    Exclusivity.
2.2.1    Company. Company shall not (a) Commercialize or otherwise provide the Products to any Person other than Distributor within the Field in the Territory, or (b) authorize or permit any Person other than Distributor to Commercialize the Products within the Field in the Territory.
2.2.2    Distributor. Distributor shall purchase its entire requirement for the Products only from Company or its Affiliates. Distributor covenants and agrees that it shall not, and shall ensure that its Permitted Subcontractors do not, either directly or indirectly, Commercialize any Products, including via the Internet or mail order, to any Person or to any address or Internet Protocol address, or the like, in each case, outside the Territory. Distributor shall not engage, and shall ensure that its Permitted Subcontractors do not engage, in any advertising or promotional activities relating to any Products that is directed primarily to customers located outside the Territory, or solicit orders from any prospective purchaser that has a principal place of business outside the Territory or that Distributor or any of its Permitted Subcontractors has reason to believe intends to distribute Products outside the Territory. If Distributor or any of its Permitted Subcontractors receives any order for Products from such a prospective purchaser, then Distributor shall, and shall cause its applicable Permitted Subcontractor to, promptly, but in any event within thirty (30) days of receipt, refer such prospective customer and order to Company. Distributor shall not, and shall ensure that its Permitted Subcontractors do not, accept any such orders. Except as otherwise provided herein, Distributor shall not, and shall ensure that its Permitted Subcontractors do not, deliver or tender (or cause or knowingly permit to be delivered or tendered) any Products for use outside the Territory. Subject to the foregoing obligations, Distributor shall be permitted to act as a distributor for third party manufacturers and service providers, provided that Distributor shall not be permitted to act as a distributor or otherwise represent any third party that is a Direct Competitor of Company.
2.3    Additional Obligations of Distributor. Distributor shall cause its customers to comply with all applicable terms and conditions in this Agreement and Distributor shall remain responsible for the acts and omissions of its customers with respect to the same. In the event of breach by any of Distributor’s customers of the same, Distributor shall use reasonable efforts to ensure such breach is cured.
2.4    Additional Covenants of Distributor. Distributor shall not, and shall ensure that its Permitted Subcontractors do not:
2.4.1    make any additions, modifications or alterations to the Products or otherwise change the characteristics of the Products in any way, in each case, without Company’s prior written consent, which Company may withhold in its sole and absolute discretion;
2.4.2    attempt to or actually copy, reverse engineer, or decompile the Products or any materials provided to Distributor by Company;
2.4.3    tamper with any Product in any manner that would reasonably be expected to cause a material alteration or change from the condition in which such Product was delivered to Distributor; and

2.4.4    without Company’s prior written consent, make any promises or guarantees with reference to the Products beyond those contained in the materials and information supplied by Company or otherwise incur any liability on behalf of Company.
3.    MANUFACTURE AND SUPPLY OF THE PRODUCTS
3.1    Supply Obligations. During the Term, Company shall use commercially reasonable efforts to manufacture and supply (or have manufactured and supplied) the quantities of Products ordered by Distributor that are set forth in the Forecasts and Purchase Orders, in accordance with the Clauses 3.4 and 3.5 herein, in accordance with mutually agreed-upon specifications as set forth in the QA Requirements Document. Company shall not be obligated to manufacture or supply any Products that are not ordered in accordance with Clauses 3.4 and 3.5 herein.
3.2    Manufacturing Standards; Quality Assurance; Registration. During the Term, Company shall, whether directly or indirectly through a third party, manufacture, store and supply all Products in accordance with Applicable Laws, including, for clarity, GMP and QSR requirements. Company shall undertake, and shall cause its Affiliates and applicable third party contractors (e.g., suppliers) to undertake, all quality control and testing programs consistent with the specifications for the Products as set forth in the QA Requirements Document and in accordance with all Applicable Laws. Company shall be responsible for, at its own cost, all testing, quality control and quality assurance matters related to the manufacture of the Products and shall provide a written certificate of compliance with each batch of Product delivered to Distributor. Company shall be the initial importer and be responsible for maintaining an agent of record that maintains a complaint-handling procedure in compliance with Company’s quality management system (reasonably consistently applied) and ensuring compliance across all other applicable FD&C Act requirements, as well as any other Applicable Laws. Company shall be responsible for establishment registration, establishing and maintaining medical device listing and Global Unique Device Identification Database (GUDID) database, in each case, in the Territory. Complaint handling, including MDRs, shall be handled in accordance with the QA Requirements Document.
3.3    Records and Inspections. Company shall maintain quality control documentation in sufficient detail to allow Distributor to confirm Company’s compliance with its manufacturing and quality control obligations under Clause 3.2 and under the QA Requirements Document. Company shall maintain such records for each batch of Products for a period of three (3) years after Company delivers such batch of Products to Distributor. Distributor shall have the right to inspect and audit such documentation during such three (3) year period, but (a) not more than once per calendar year, and (b) not more than once with respect to a given record or set of records; unless, in each case of (a) and (b), a previous inspection revealed Company’s non-compliance with its manufacturing and quality control obligations under Clause 3.2. All information obtained by Distributor will be Confidential Information of Company. All such inspections and audits shall be conducted in a manner designed to minimize the impact on Company’s business.
3.4    Forecasts; Inventory. Distributor shall submit to Company a written rolling forecast (each, a “Forecast”) of its anticipated requirements for the Products during the next succeeding twelve (12) month period. The first three (3) months of the Forecast shall be binding and the remaining nine (9) months shall be non-binding. The first Forecast shall be submitted on the date that is three (3) months after the Commercial Activities Effective Date, and each subsequent Forecast shall be submitted within ten (10) days after the beginning of each Quarter, beginning with the next full Quarter after delivery of the first Forecast. Distributor is solely responsible for maintaining a sufficient inventory of Products.
3.5    Purchase Orders.
3.5.1    Generally. Unless the Parties otherwise agree, Distributor shall place no more than two (2) firm orders per month for the amounts set forth in the binding portion of the Forecast (each, a “Purchase Order”). Each Purchase Order shall set forth, at a minimum, (a) the name, part number, and quantity of each Product ordered; (b) the unit price of each Product ordered and the total purchase price; (c) the requested delivery date(s) and the location for delivery; (d) the billing and shipping address(es); and (e) any special instructions or other pertinent requirements.
3.5.2    Submission; Acceptance or Rejection of Purchase Orders. Distributor shall submit each Purchase Order at least fifteen (15) days before the requested shipping date (“Lead Time”) from Company’s or an Affiliate of Company’s designated facility. Each Purchase Order shall include a requested delivery date consistent with the applicable Forecast and the Lead Time. Company may accept or reject each Purchase Order by providing Distributor written notice thereof within five (5) business days from Company’s receipt of a Purchase Order. If, within such time period, Company does not provide such notice of acceptance or rejection to Distributor, then the applicable Purchase Order shall be deemed to have been accepted by Company. Company shall only be obligated to accept Purchase Orders placed in accordance with the applicable Forecast and this Clause 3.5. Notwithstanding the foregoing, Company shall not reject any portion of a Purchase Order that does not exceed one hundred twenty percent (120%) of the forecasted quantity in the applicable Forecast. Company shall provide Distributor with an expected delivery date for the relevant quantity of Product set forth in each accepted Purchase Order. Subject to the terms and conditions of this Agreement, Company will use commercially reasonable efforts to meet the delivery dates set forth in all Purchase Orders accepted by it. Notwithstanding the foregoing, Company shall not be responsible for any liability, loss or damage of any kind sustained or incurred by Distributor by reason of any delay in Company supplying the Products, except, in each case of the foregoing, to the extent that such liability, loss or damage is attributable to Company’s gross negligence, intentional misconduct or material breach of this Agreement. Notwithstanding the foregoing, Company shall not be required to deliver any Product if Distributor is in default in relation to any undisputed payment obligations under this Agreement, and Company may suspend all deliveries of Product until such time as Distributor has paid in full all undisputed amounts due. For the avoidance of doubt, payment obligations that are in good faith dispute by Distributor shall not be considered as being in default for the purposes of this Clause 3.5 until such dispute has been resolved.
3.6    Shelf Life. The Product will have a minimum remaining shelf life of (a) at least three (3) years after the date of delivery pursuant to Clause 3.8, or (b) a different shelf life specifically approved by the Distributor, in each case of (a) or (b), unless the Product has a shorter approved shelf life, in which case, the shelf life will be such Product’s approved shelf life.
3.7    Demo Versions. Distributor shall be required to purchase from Company, and provide its sales force with, sufficient demonstration versions of the Products and any related ancillaries, in quantities and form as reasonably determined by the Parties.
3.8    Shipping and Delivery. Subject to Clause 3.9, Company or its Affiliates shall deliver the Product to Distributor EXW (Company’s or Company’s Affiliate’s designated facility(ies) (Incoterms 2020)) by the delivery date specified in the relevant Purchase Order. All standard transport and insurance costs, including from Distributor’s facility(ies) to local distribution hubs and/or end customers, will be borne by Distributor. Distributor shall be required to sufficiently insure all shipments of the Product with an internationally renowned insurance carrier. Company shall be responsible for the importation of the Products into the Territory, including all customs and regulatory responsibilities, and shall use commercially reasonable efforts to resolve any and all issues relative to such Product import. Company shall be responsible for the full cost of expediting shipments if there is a delay of more than ten (10) days between receipt of the Purchase Order and shipment of the Products specified in the Purchase Order (unless the delivery date set forth in such Purchase Order exceeds such ten (10) day period). For the avoidance of doubt, Company shall remain the importer of record for all Products.
3.9    Third Party Logistics Provider. Distributor shall have the right to designate and engage a third party logistics provider in connection with the shipment and delivery of the Products from the Company to the Distributor pursuant to Clause 3.8, provided that Distributor retains responsibility for the acts and omissions of such third party logistics provider in relation to the Products as if they were the acts and omissions of Distributor itself. To the extent Company bears any expenses in relation to any third party logistics provider engaged by Distributor, Distributor shall reimburse Company for any such expenses except as set forth in Clause 3.8.
3.10    Product Storage and Handling. Distributor shall, and shall ensure that its Permitted Subcontractors shall, store all stocks of the Products in compliance with (a) the terms of this Agreement, (b) the QA Requirements Document, (c) all Applicable Law, and (d) other reasonable instructions of the Company regarding storage of the Products that are provided to Distributor in writing from time to time (provided that such instructions to not violate or conflict with the QA Requirements Document or Applicable Law).
3.11    Acceptance and Rejection of Products.
3.11.1    All Products supplied by Company shall be examined and checked immediately, by conducting a visual inspection of external packaging, upon receipt by Distributor to ascertain that the Product’s external packaging complies with the Product Specifications that can be determined based on such visual inspection (each of such defect, a “Patent Defect”). For the avoidance of doubt, any Shortfalls described in Clause 3.13 shall not be deemed a Patent Defect. Unless Company is, by written notice within ten (10) business days after Distributor’s receipt of the applicable Product, informed of any Patent Defect, Company shall have no liability whatsoever with respect to such Patent Defect.
3.11.2    If any Product has a Latent Defect (as defined below in this Clause 3.11.2), Distributor shall notify Company of the Latent Defect within ten (10) business days following its discovery, but in no event later than nine (9) months after Distributor’s receipt of the applicable Product. “Latent Defect” means any (a) defect that is not attributable to the transportation or handling of the Product after delivery that is already present at the date of delivery other than a Patent Defect or (b) breach of Company’s representations and warranties under Clause 10.1.1 in each case of (a) or (b), that is not discovered by Distributor despite diligent, industry standard visual inspection upon Distributor’s receipt of the delivery pursuant to Clause 3.11.1. If written notice of a Latent Defect is not received by Company within such ten (10)-business day period following Distributor’s discovery of such Latent Defect, the shipment shall be deemed to have been completely and correctly fulfilled, and all claims by Distributor shall be deemed waived and released.
3.11.3    All notices of Products containing a Patent Defect or a Latent Defect (each of such Product, a “Defective Product”) delivered by Distributor to Company under Clause 3.11.1 or Clause 3.11.2 shall be accompanied by a sample of the allegedly Defective Product sufficient for Company to verify the Patent Defect or Latent Defect, as applicable.
3.12    Remedies for Defective Product.
3.12.1    In the case of allegedly Defective Product for which notice (together with sufficient sample) has been provided as set forth in the preceding Clause 3.11, Company shall promptly evaluate such sample to verify the alleged Patent Defect or Latent Defect and provide written notice of its determination after the evaluation to Distributor in writing. If the Parties disagree on whether the Product is a Defective Product, a sample of the allegedly Defective Product shall be delivered by either Party to an independent testing facility mutually acceptable to the Parties for evaluation. Except in the case of manifest error, the decision of the independent testing facility as to whether the Product is a Defective Product shall be final and binding on the Parties. If the independent testing facility determines that the Product is a Defective Product, Company shall pay the independent testing facility’s fees. If the independent testing facility determines that the Product is not a Defective Product, Distributor shall pay the independent testing facility’s fees and shall accept the allegedly nonconforming batch.
3.12.2    Distributor shall, at Company’s discretion, return all Defective Products to Company or destroy such Defective Products, at Company’s cost and expense. In the event that Company does not instruct Distributor of Company’s preference for return or destruction of Defective Products within ten (10) days of the verification by Company (as notified to Distributor in writing) or the independent testing facility (as notified to both Parties in writing), as the case may be, Distributor shall be entitled to destroy such Defective Products and Company shall reimburse Distributor for reasonable and documented destruction costs. With respect to any Defective Product, Company shall, at Company’s option, either (a) replace such Defective Product without additional charge to Distributor or (b) refund the purchase price plus reasonable and documented shipping costs (including custom duties, taxes and landed costs) incurred by Distributor as soon as reasonably feasible.
3.13    Shortfalls. If Company fails to completely deliver the quantities of non-Defective Products set forth in the relevant Purchase Order (each such event, a “Shortfall”) and is so notified by Distributor in writing within ten (10) business days after Distributor’s receipt of the applicable Product delivery, Distributor shall, at its option, either (a) require Company to use expedited delivery methods, at Company’s own cost and expense, to complete and deliver the remaining quantities of the Product in accordance with the relevant Purchase Order or (b) cancel all or any part of the relevant Purchase Order without penalty and receive refund of any payments with respect to the cancelled Products. If, over any three (3) month period during the Term, less than seventy-five percent (75%) of the Products ordered by Distributor are delivered by the specified delivery date, Company shall be deemed to be in material breach of the Agreement.
3.14    Minimum Annual Order. To maintain the Distributor’s exclusive rights herein, Distributor shall commit to ordering two million three hundred eighty five thousand Dollars ($2,385,000) of Products during the first twelve (12) months following the Commercial Activities Effective Date. For each subsequent year during the Term, the Parties shall negotiate in good faith the minimum annual purchase targets (the “Minimum Annual Order”); provided, however, that Distributor hereby agrees to at least a ten percent (10%) annual increase of the Minimum Annual Order during the Term. For avoidance of doubt, Distributor is not limited from ordering more Products than the Minimum Annual Order (provided that Company shall only be obligated to supply quantities of Products in accordance with the terms and conditions of this Agreement).
3.15    Supply Failure. If, during the Term, Company suffers from a supply failure across Products at Company (whether or not such supply failure is subject to Clause 12), Company shall allocate the Products between (i) the Products to be Commercialized by Distributor in the Field in the Territory and (ii) all other Products to be Commercialized by or on behalf of Company outside of the Field in the Territory or outside of the Territory on a pro-rata basis, based on the sales of the Products in the Field in the Territory and the sale of the Products outside of the Field in the Territory or outside of the Territory in the immediate preceding calendar year.
4.    PRICE AND PAYMENT
4.1    Upfront Payment. In consideration for Company’s provision of Commercial Support to Distributor hereunder, Distributor shall pay Company a one-time, non-refundable upfront payment of four million five hundred thousand Dollars ($4,500,000) (“Upfront Payment”). Distributor shall pay such Upfront Payment in three (3) installments: (a) first installment of two million Dollars ($2,000,000) on or before the later of (i) ninety (90) days after the Effective Date or (ii) thirty (30) days after the Commercial Activities Effective Date; (b) a second installment of one million two hundred fifty thousand Dollars ($1,250,000), on or before the one (1)-year anniversary of the Commercial Activities Effective Date; and (c) a third installment of one million two hundred fifty thousand Dollars ($1,250,000), on or before the two (2)-year anniversary of the Commercial Activities Effective Date. For the avoidance of doubt, Distributor’s payment of the Upfront Payment shall be excluded from the calculation of Fully Loaded COGS and will be solely for sales and marketing purposes.
4.2    Initial Purchase Price. [*]
4.3    Purchase Price; List Price. [*]

[*]. For the avoidance of doubt, subject to Distributor’s obligation to, at all times during the Term, comply with all Applicable Laws, Distributor shall be free to determine the price at which it resells the Products to its customers.
4.4    Failure to Achieve Minimum Annual Order. In the event that Distributor fails to achieve its Minimum Annual Order commitment in any given year during the Term, and to the extent that such failure is not the result of an action or inaction by Company or is not otherwise subject to Clause 12, (a) Company shall have the right to adjust the Purchase Price described above in its sole discretion or (b) Company shall have the right, in its sole discretion, to terminate the exclusive right to Commercialize the Products in the Field in the Territory granted to Distributor hereunder.
4.5    Payment. Company shall invoice Distributor in Dollars for all Products supplied at the then-current Purchase Price (calculated as the number of units supplied in that shipment multiplied by the then-current Purchase Price). Distributor shall pay all amounts due and invoiced for each delivery of Product within thirty (30) days after the date on which Distributor receives the invoice. Payment of each invoice shall occur in Dollars by wire transfer in immediately available funds to Company’s bank account to be provided by Company to Distributor, referencing this Agreement and identifying the specific invoice that the payment satisfies. At the Commercial Activities Effective Date, and on each anniversary of the Commercial Activities Effective Date during the Term, the Purchase Price will be established in Dollars. [*]
4.6    Records. Distributor, its Affiliates, and Permitted Subcontractors, shall keep complete and accurate records pertaining to the use, sale and other disposition of the Product, including for each lot number of Product, the quantity shipped and where the lot was shipped. Distributor shall, and shall ensure that its Affiliates and Permitted Subcontractors shall, keep its or their respective records for at least three (3) years from the termination or expiration of this Agreement or for such longer period if and as required by Applicable Law. Distributor shall, and shall ensure that its Affiliates and Permitted Subcontractors shall, make available such records to Company as required for compliance with Applicable Laws as Company may reasonably request in writing. Notwithstanding the foregoing, Distributor further agrees to make written reports available to Company relating to the sale of the Product on a Quarterly basis, with each report setting forth the number of Product sold during the immediately prior Quarter by customer in the Territory in which the Product was sold. Such reports shall be provided to Company no later than forty-five (45) days following the end of the corresponding Quarter.
4.7    Audit Rights. Company shall have the right to visit Distributor’s corporate offices and facilities where the Product is stored or shipped to its customers from time to time during the Term to perform a quality audit of Distributor’s records concerning storage, distribution (including shipping and handling), sales and accounting of the Product. Such visits shall be conducted during normal business hours upon at least five (5) business days’ prior written notice, provided that such quality audit pursuant to this Clause 4.7 (a) shall not be conducted more than once per calendar year, and (b) shall not be conducted more than once with respect to a given record or set of records, unless, in each case of (a) and (b), a previous audit revealed Distributor’s non-compliance with this Agreement. All information obtained by Company during such audit will be Confidential Information of Distributor. All audits pursuant to this Clause 4.7 shall be conducted in a manner designed to minimize the impact on Distributor’s business.
4.8    Taxes. All prices for the Product are exclusive of any applicable value added or any other sales tax, for which Distributor shall be additionally liable, if applicable. Notwithstanding anything herein to the contrary, taxes in the Territory now or hereafter imposed with respect to the transactions contemplated hereunder (with the exception of income taxes or other taxes imposed upon Company and measured by the gross or net income of Company) shall be the responsibility of Distributor, and if paid or required to be paid by Company, the amount thereof shall be added to and become a part of the amounts payable by Distributor hereunder. All payments due by a Party under this Agreement shall be made without any deduction or withholding for taxes (“Tax Deductions”) unless a Tax Deduction is required by Applicable Law. A Party shall promptly, upon becoming aware that a Tax Deduction must be made (or that there is any change in the rate or the basis of a Tax Deduction), notify the other Party accordingly. If a Party is required to make a Tax Deduction, such Party shall make that Tax Deduction, within the time allowed and in the minimum amount required by Applicable Law or, if lower, by the amount provided for by the applicable tax treaty for the avoidance of double taxation. As soon as reasonably practicable but within sixty (60) days of making a Tax Deduction, the Party shall deliver to the other Party evidence reasonably satisfactory to such other Party that the amount corresponding to the Tax Deduction has been paid to the relevant taxing authority, according to the relevant procedure, together with such other documentation as such other Party may reasonably require to ensure the Tax Deduction is recognized as tax credit under the applicable income tax law and together with such other documentation as such other Party may reasonably require for making submissions to any revenue or other authority. Such other Party shall co-operate in completing any procedural formalities necessary for the other to obtain authorization to make the payment without Tax Deduction or in the minimum amount provided for by the applicable tax treaty for the avoidance of double taxation.

4.9    Late Payments. Any undisputed payment not made by Distributor on or before the date such payment becomes due under this Agreement shall bear interest at a floating rate equal to the prime interest rate quoted by The Wall Street Journal, Internet U.S. Edition at www.wsj.com on the date when the undisputed payment was due, and as it may be adjusted from time to time thereafter, plus three percent (3%) or the highest rate permitted by Applicable Laws (whichever is lower), computed from the date such undisputed payment was due until the date Distributor makes such payment. If such prime interest rate is no longer quoted, the Parties shall agree on a reasonable substitute therefor. The payment of such interest shall not limit Company from exercising any other rights it may have as a consequence of the lateness of any undisputed payment.
5.    REGULATORY
5.1    Compliance. Each Party shall comply in all material respects with all Applicable Laws that relate to the performance of such Party’s obligations under this Agreement. Distributor shall comply with, and shall ensure its Permitted Subcontractors comply with, all Applicable Laws, including but not limited to the relevant laws, rules or regulations concerning the Commercialization of the Product in the Territory. During the Term, each Party shall use reasonable efforts to inform the other Party of any new laws, rules or regulations in the Territory (or any part of it) or any amendments, to the current laws, rules or regulations that may have any impact on Commercialization of the Products in the Territory.
5.2    Regulatory Audit or Inspection of Company; Adverse Event Reporting. Each Party shall advise the other Party of any compliance issues or queries, including adverse event reporting, or contact and complaints made by any Regulatory Authorities, including but not limited to any quality assurance problems raised by the FDA with Company’s manufacturing facilities used in the manufacture of the Products. Company shall inform Distributor by providing reasonable advance written notice of any regulatory audit or inspection of Company’s facilities relating to the manufacture of the Products. Distributor shall have the right but not obligation to review and comment upon any correspondence by Company to the Regulatory Authority generated as a result of such audit or inspection prior to submission of such correspondence by Company to the Regulatory Authority, and Company shall consider Distributor’s comments in good faith. Company, at its sole cost, shall take all steps it reasonably deems necessary to correct deficiencies, if any, found through the adverse event reporting or an audit or inspection by the Regulatory Authorities relating to the manufacture or storage of the Products. Company shall notify Distributor reasonably promptly in writing in the event any material action is taken or threatened by a Regulatory Authority relating to the manufacture or storage of any Product, or relating to the Company’s facility in which such manufacture or storage occurs, or which may impair the ability of Company to supply the Products in accordance with this Agreement.
5.3    Responsibility for Marketing Authorizations. Company shall be responsible for applying for, obtaining and maintaining all Marketing Authorizations for the Product(s) in the Field in the Territory, in Company’s name. Company shall be responsible for all communications with applicable Regulatory Authorities in the Territory. Distributor will, upon Company’s request and at Company’s expense (a) provide reasonable regulatory support to assist Company in meeting the requirements of the Regulatory Authority in the Territory and (b) reasonably cooperate with Company with respect to the Marketing Authorization process of the Product with the applicable Regulatory Authorities and/or to any updates, modifications, amendments and/or renewals thereof.
5.4    Regulatory Documentation. Promptly after the Effective Date, Company shall provide to Distributor all applicable and publicly available regulatory information relating to the manufacture and supply of the Products (including, for clarity, the Marketing Authorizations and all documentation and data with respect thereto) in the Field in Territory as reasonably requested by Distributor. If Company makes any changes to a Product that requires Marketing Authorizations, Company shall provide (a) a prior written notice thereof to Distributor and (b) all relevant regulatory documentation and data with respect thereto.
5.5    Product Improvements; New Products. Company shall be solely responsible, in its sole discretion and at its sole cost, for seeking Marketing Authorizations for any improvements to the Products, including any new Products, and expanded indications for any Product in the Territory. Distributor may provide input to Company on the relative importance of Product changes and improvements, new Products, and labeling changes in the Territory. Company shall reasonably consider such input with respect to seeking such Marketing Authorizations, but all decisions regarding the foregoing shall be at the sole discretion of Company.
5.6    Distributor Obligations. Distributor shall be responsible for seeking, obtaining and maintaining all authorizations, licenses, registrations and permits required to be obtained by Distributor to enable Distributor to act as distributor of the Product pursuant to this Agreement; provided that, upon Distributor’s reasonable request and at Distributor’s expense, Company shall provide (a) all documentation that is reasonably necessary for Distributor to fulfill the foregoing obligations and (b) reasonable assistance and cooperation in connection therewith.
5.7    Additional Obligations. Additional obligations of each Party with respect to Marketing Authorizations and regulatory activities are set forth in the QA Requirements Document.
5.8    Regulatory Audits and Inspections of Distributor.
5.8.1    Upon reasonable notification (but not less than thirty (30) days), Company shall be entitled to conduct an audit of regulatory systems, procedures and practices of Distributor and its Permitted Subcontractors, including on-site evaluations and solely to the extent that such audits specifically relate to the Products.
5.8.2    With respect to any inspection of Distributor or its Permitted Subcontractors by any Regulatory Authority relating to the Products, Distributor shall notify Company of such inspection (a) no later than two (2) business days after Distributor or its applicable Permitted Subcontractor receives notice of such inspection or (b) within two (2) business days after the completion of any such inspection of which Distributor or its applicable Permitted Subcontractor did not receive prior notice thereof Distributor shall promptly provide Company with all information in Distributor’s Control specifically related to any such inspection by the Regulatory Authority. To the extent required under Applicable Law, Distributor shall permit Regulatory Authorities worldwide to conduct inspections of Distributor specifically relating to the Products and shall ensure that all its Affiliates and Permitted

Subcontractors permit such inspections specifically relating to the Products. Company shall have the right, but not the obligation (unless required by Applicable Law or any Governmental Authority), to be present at any such inspection at its sole cost and expense. Following any such regulatory inspection related to the Product, Distributor shall provide Company with an unredacted copy of any finding, notice, or report provided by any Regulatory Authority related to such inspection (to the extent specifically related to the Product) within two (2) business days of Distributor or its applicable Permitted Subcontractor receiving the same.
5.9    Regulatory Action. Distributor shall immediately notify Company of any information it receives regarding any threatened or pending action, inspection or communication by any Regulatory Authority, which would reasonably be expected to affect the safety or efficacy claims of any Product, the continued Commercialization of the Product in the Territory, or the exploitation of the Product elsewhere in the world. Without limiting the foregoing, unless the Parties otherwise agree: (a) Distributor shall not communicate with any Regulatory Authority having jurisdiction in or outside the Territory, unless so ordered by such Regulatory Authority or required by Applicable Law, in which case Distributor shall immediately notify Company of such order; and (b) Distributor shall not submit any regulatory filings or seek Marketing Authorizations for the Product in or outside the Territory.
5.10    Recalls.
5.10.1    Future Recalls. Promptly after being notified of a Recall, Company shall oversee all Recalls within the Territory and Distributor shall assist with such Recall in accordance with the QA Requirements Document. Company shall promptly work to resolve any Recalls on a Product-by-Product basis and shall notify Distributor in writing as soon as practicable following such resolution. All costs and expenses in connection with a Recall in the Territory incurred by Distributor shall be borne by Company (or reimbursed by Company, as applicable), including (a) the costs related to the dissemination of relevant information to customers, (b) the costs associated with the collection and shipment from customers to Distributor of the recalled Products sold by Distributor and (c) the costs of replacing such Products, including the cost of shipping the replacement Products to the affected customers; except, in each case of (a) through (c), to the extent such Recall is attributable to Distributor’s negligence, intentional misconduct or breach of this Agreement.
5.10.2    Existing Recall. To the extent a Recall exists as of the Effective Date (“Existing Recall”), Company shall use diligent efforts to fully resolve the Existing Recall prior to the Commercial Activities Effective Date, provided that failure by FDA to provide Company a notice of full resolution of the Existing Recall prior to the Commercial Activities Effective Date shall not be deemed a breach of Company’s obligations to use diligent efforts in accordance with this Clause 5.10.2, nor a material breach of this Agreement, in each case, so long as such failure is not directly attributable to a related act or omission by the Company. Company shall notify Distributor in writing immediately following full resolution of an Existing Recall.
6.    COMMERCIALIZATION OF THE PRODUCTS

6.1    Commercial Activities Effective Date. Parties shall use commercially reasonable efforts to commence Commercialization as soon as possible after the Effective Date, but in any event no later than October 1, 2022 (“Commercial Activities Effective Date”). Commencing on the Commercial Activities Effective Date, and throughout the Term, Distributor shall conduct all Commercialization for the Products in the Field in the Territory at its own cost and expense. Distributor will exercise reasonable efforts, but in any event no less than industry standards, Commercialize the Products in the Field in the Territory. Distributor shall dedicate an appropriate number of sales and support personnel to achieve the Minimum Order threshold, and shall employ an appropriate sales force structure to promote the Products effectively. In the pre-Marketing Authorization phase, subject to Applicable Laws, Distributor will use reasonable efforts in an unapproved product environment, to communicate with the customers on disease awareness, medical education and information, product availability and pricing.
6.2    Product Information; Promotional and Marketing Materials.
6.2.1    Company Promotional Materials and Product Information. Company shall: (a) provide Distributor: (i) Company’s current supply of applicable (and compliant with all Applicable Law) promotional materials used by Company to promote the Products in the Field in the Territory, as well as (ii) using reasonable efforts, but in any event no less than industry standards, information on research and clinical references, and grant Distributor authority to utilize such materials and references as appropriate; (b) provide, using reasonable efforts, but in any event no less than industry standards, Distributor’s sales force with technical training with respect to the Products as is reasonably requested by Distributor; and (c) promptly forward to Distributor any sales inquiries relating to the Products within the Territory. For the avoidance of doubt, Distributor shall pay for all costs associated with printing, importing and shipping of such promotional materials. Distributor may request additional promotional materials or content with respect to the Products. Company shall review and, if such request is reasonably appropriate, approve the request, and/or create or develop such additional promotional materials or content for Distributor; provided that Distributor shall pay for all costs associated with developing, procuring and shipping of such additional promotional materials.
6.2.2    Distributor Promotional Materials. Any promotional materials or content developed or created solely by Distributor (“Distributor Promotional Materials”) shall remain the property of Distributor, provided that Distributor shall furnish a copy of all Distributor Promotional Materials to Company for review to ensure, among other things, accuracy and compliance with Applicable Law. Distributor shall not use or publicly disclose any Distributor Promotional Materials without the prior written approval of Company, which approval shall not be unreasonably withheld. Distributor hereby grants to Company a non-exclusive, royalty-free, fully paid-up right and license to use, display, reproduce, distribute, perform and create derivative works of any Distributor Promotional Materials for the purpose of Commercializing the Products outside of the Territory.
6.3    Commercialization Plan. Distributor shall generate an annual written report detailing the commercial strategy, sales tactics and marketing tactics for current Products that Distributor shall implement in the Field within the Territory

(“Commercialization Plan”). Distributor shall provide Company with a copy of the Commercialization Plan at least sixty (60) days prior to each anniversary of the Commercial Activities Effective Date. Company shall have the right to review and comment on the Commercialization Plan and Distributor shall consider in good faith all of Company’s comments timely received by Distributor. The Parties shall discuss, and mutually agree upon, the Commercialization strategy and tactics for any new Products in the Field in the Territory, and the Parties shall update the Commercialization Plan accordingly, provided that final determination of the Commercialization strategy and tactics implemented for the existing Products (i.e., Products that are on the Product List as of the Effective Date) in the Field in the Territory shall be determined by Distributor. Distributor shall carry out Commercialization of the Products (whether existing or new) in the Territory in accordance with the Commercialization Plan and this Agreement.
6.4    Commercial Support Requirements. Company agrees to provide and maintain commercial support at a level mutually agreed-upon by Company and Distributor materially as set forth in Schedule 6.4 attached hereto (“Commercial Support Requirements”). The Commercial Support Requirements, including an annual plan for support for commercial programs, market development activities and Commercial Support, in each case, in the Field in the Territory, shall be reviewed and approved by both Parties annually. Company shall provide, throughout the Term of the Agreement, at a minimum, the [*] based in the Territory for market development activities that include SEEG courses conducted in the Territory. Company shall have the right, in its sole discretion to alter commercial team members supporting Distributor at any time during the Term; provided, however, that in the event that a change in the Company’s commercial team causes the level of commercial support to materially differ from the agreed upon Commercial Support Requirements and, because of such change, Distributor incurs additional costs in performing its obligations under this Agreement, then Company will reimburse such reasonable, documented costs incurred by Distributor, up to an amount not to exceed five hundred thousand Dollars ($500,000).
7.    SERVICE LEVELS
7.1    Distributor Obligations. Distributor shall perform, and shall ensure its Permitted Subcontractors perform, its or their activities under this Agreement with requisite care, skill and diligence, and using individuals with proper skill, training and experience to carry out such activities to the agreed standards. Distributor shall, and shall ensure its Permitted Subcontractors, comply with all applicable Company policies and procedures that Company has provided to Distributor and limited to as they relate to Commercialization of the Products in the Field in the Territory.
7.2    Support Levels. [*]
8.    INTELLECTUAL PROPERTY; LICENSE
8.1    Existing IP. Each Party will retain all right, title and interest in, to and under all intellectual property it Controls prior to the Effective Date or that it develops or acquires independently during the Term without referencing or incorporating the Confidential Information of the other Party. For the avoidance of doubt, Company shall retain all right, title and interest in and to all Company IP.

8.2    License. Subject to the terms and conditions of this Agreement, Company hereby grants to Distributor, during the Term, an exclusive, non-transferrable (except as provided in Clause 16.1), non-sublicensable (except to Permitted Subcontractors in accordance with Clause 2.1.1), royalty-free and fully paid-up license, under (a) the

Company IP, solely to the extent necessary to Commercialize the Product in the Field in the Territory.
8.3    Additional Trademark Obligations. Company reserves the right to modify its trademarks and trade names related to the Product (“Marks”) or substitute alternative marks for any or all of the Marks at any time. Distributor agrees to use the Marks in connection with the Product as may be designated in writing in advance by Company. For clarity, Company IP includes all Marks. Distributor shall not remove, modify, or obscure Marks affixed to the Product without the prior written consent of Company. Except as set forth in Clause 8.2 or this Clause 8.3, nothing contained in this Agreement shall grant to Distributor any right, title or interest in or to the Marks whether or not specifically recognized or perfected under Applicable Laws. At no time during or after the expiration of the Term, shall Distributor challenge or assist others to challenge Marks or the registration thereof or attempt to register any trademarks, marks or trade names confusingly similar to Marks. Distributor shall have the right to indicate in its advertising and promotion materials and on its stationery that it is an “authorized distributor” of the Product in the Territory.
8.4    No Implied License. Except for the license expressly granted in Clause 8.2 of this Agreement and other rights expressly set forth in this Agreement, (a) Company retains all rights in, to or under the Company IP and (b) neither Party grants to the other Party any right or license to any intellectual property rights of such Party.
8.5    Product IP. Distributor acknowledges and agrees, and shall cause its Permitted Subcontractors to acknowledge and agree, that, as between the Parties, all intellectual property (a) arising out of the Products, or this Agreement or use of any Confidential Information provided by Company or its Affiliates under this Agreement, including the Company IP, and (b) any additions, alterations or improvements developed by Distributor or any of its Permitted Subcontractors that arise out of and are directly related to any of the foregoing described in subclause (a) (individually and collectively, the “Product IP”), shall be the exclusive property of Company. For clarity, Company IP includes all Product IP. Further, Distributor agrees, and shall cause its Affiliates and Permitted Subcontractors to agree, that if it or any of them provides Company with any suggestions, comments, disclosures or other feedback about any Products or Company IP (the “Feedback”), (i) any modifications made by Company based on or related to the Feedback shall be owned exclusively by Company and (ii) Company shall have exclusive rights and interests on any product, service or intellectual property incorporating such Feedback ((i) and (ii) collectively, the “Feedback-Related IP”). Distributor hereby irrevocably assigns, and shall cause each of its Permitted Subcontractors to assign, to Company all of its and their respective right, title and interest in, to and under any Product IP, Feedback, or Feedback-Related IP, as well as -related modifications and any goodwill associated with any of the foregoing.
8.6    Execution of Additional Documents. Each Party shall, and shall cause its Affiliates, and all independent contractors, employees and agents of such Party, to cooperate with the other Party and take all reasonable actions and execute such agreements, declarations, assignments, legal instruments and documents as may be reasonably required to perfect the other Party’s right, title and interest in and to all intellectual property rights as set forth in this Clause 8, in each case of the foregoing, upon such other Party’s request and at such other Party’s expense.

9.    CONFIDENTIALITY
9.1    Obligation of Confidentiality. Except as provided in Clause 9.2, the Parties shall at all times during the Term and for five (5) years after its expiration or termination (except in the case of trade secrets, in which the confidentiality obligations hereunder shall survive for so long as such Confidential Information remains a trade secret under Applicable Law):
9.1.1    keep all Confidential Information of the other Party confidential and accordingly shall not disclose any such Confidential Information to any third party;
9.1.2    not use any Confidential Information of the other Party for any purpose other than to exercise its rights or to perform the obligations under this Agreement; and
9.1.3    procure that any Person to whom any Confidential Information is disclosed by it complies with the restrictions contained in this Clause 9.
9.2    Permitted Disclosures; Exceptions. Any Confidential Information may be disclosed by the receiving Party:
9.2.1    if Distributor is the receiving Party, subject to Company’s prior written consent on a case-by-case basis, to any customers or prospective customers, to the extent that such Confidential Information is materially relevant, from a scientific or promotional perspective, for said customer or prospective customer;
9.2.2    to any of its employees, consultants or other agents, or potential bankers, investors (or potential investors), acquirors (or potential acquirors), attorneys, accountants, financial advisors and/or insurers, in each case, on a need-to-know basis, provided that such disclosure must be bound by similar obligations of confidentiality and non-use at least equivalent in scope to those set forth in this Clause 9 and subject, in each case, to the receiving Party using its best endeavors to ensure that the receiving party keeps the same confidential and does not use the same except for the purposes for which the disclosure is made;
9.2.3    due to a valid order of a court of competent jurisdiction or other supra-national, federal, national, regional, state, provincial or local governmental or regulatory body of competent jurisdiction or, if in the reasonable opinion of the receiving Party’s legal counsel, such disclosure is otherwise required by Applicable Law; provided that the receiving Party shall first have given notice, to the extent legally permitted, to the disclosing Party and given the disclosing Party a reasonable opportunity to quash such order and to obtain a protective order requiring that the Confidential Information and documents that are the subject of such order be held in confidence by such court or agency or, if disclosed, be used only for the purposes for which the order was issued; and provided further that if a disclosure order is not quashed or a protective order is not obtained, the Confidential Information disclosed in response to such court or governmental order shall be limited to the information that is legally required to be disclosed in response to such court or governmental order and that the confidentiality and non-use obligations of the Party disclosing such Confidential Information in response to such court or governmental order shall otherwise remain in full force and effect;
9.2.4    if and to the extent the information (a) is public knowledge or already known (as evidenced by written and dated documentation) to the receiving Party at the time of disclosure, (b) subsequently becomes public knowledge, after disclosure by the disclosing Party, other than by breach of this Agreement, (c) is obtained by the receiving Party from a third party which is itself not subject to obligations of confidentiality or (d) is independently developed by the receiving Party without the use of the disclosing Party’s Confidential Information. For clarity, any such information shall not be considered “Confidential Information”; and
9.2.5    if and to the extent that the disclosing Party has given prior written consent to the disclosure, on a case-by-case basis.
9.3    Return or Destruction of Confidential Information. Upon the written request of the disclosing Party, or promptly after the expiration or termination of the Term, the receiving Party shall, at the disclosing Party’s discretion, promptly destroy or return to the disclosing Party all documentary, electronic or other tangible embodiments of the Confidential Information to which the receiving Party does not retain rights hereunder and any and all copies thereof, and destroy those portions of any documents that incorporate or are derived from the Confidential Information to which the receiving Party does not retain rights hereunder, except that the receiving Party may retain one copy thereof, to the extent that the receiving Party requires such Confidential Information for the purpose of performing any obligations or exercising any rights under this Agreement that may survive such expiration or termination, or for archival purposes.
9.4    Ownership of Confidential Information. Except as provided in this Agreement, all Confidential Information (and all intellectual property therein) of the disclosing Party under the Agreement is and shall remain the disclosing Party’s property.
9.5    Publicity. Company may list and refer to Distributor (including use of Distributor’s name and logo) as an authorized reseller or distributor of the Products on Company’s website, proposals and presentations. During the Term of this Agreement, Distributor may indicate to the public that it is the authorized exclusive distributor of the Products in the Field within the Territory.
10.    REPRESENTATIONS, WARRANTIES AND COVENANTS; DISCLAIMER
10.1    Representations, Warranties and Covenants of Company. Company represents, warrants and covenants, as applicable, to Distributor that:
10.1.1    all Products supplied hereunder will (a) materially comply with the Product Specifications, (b) be free of material defects in function, workmanship or material, (c) be of merchantable quality and fit and suitable for Commercialization, (d) be free and clear of any and all encumbrances, liens or other third party rights or claims, and (e) be manufactured in material compliance with all Applicable Law, this Agreement and the relevant QA Requirements Document;

10.1.2    to Company’s knowledge, the Products supplied hereunder do not infringe, misappropriate or otherwise violate any intellectual property rights of a third party;
10.1.3    all issued patents within the Company IP have been prosecuted and maintained by Company in good faith and are in full force and effect, and, to Company’s knowledge, all pending patent applications within the Company IP are being prosecuted and maintained in good faith and in accordance with all Applicable Law;
10.1.4    Company has not received any written notice of a claim or written threat of a claim or litigation made by any Person against Company or its Affiliates that alleges that any Company IP existing as of the Effective Date and licensed to Distributor hereunder is invalid or unenforceable (other than patent office actions or the actions of any Regulatory Authority);
10.1.5    Company has not received written notice from a third party claiming that a patent owned by such third party would be infringed by the Commercialization of any Product in the Field in the Territory, and no third party has threatened in writing to make any such claim;
10.1.6    the inventions claimed or covered by the Company IP licensed to Distributor hereunder (a) were not conceived, discovered, developed or otherwise made in connection with any research activities funded, in whole or in part, by the federal government of the United States or any agency thereof, (b) are not a “subject invention” as that term is described in 35 USC. §201(e), (c) are not otherwise subject to the provisions of the Patent and Trademark Law Amendments Act of 1980, as amended, codified at 35 USC. §§200-212, as amended, or any regulations promulgated pursuant thereto, including in 37 C.F.R. Part 401 and (d) are not the subject of any licenses, options or other rights of any governmental authority, within the Territory;
10.1.7    Company has prepared, maintained and retained all regulatory documentation and regulatory licenses for the Products (including, for clarity, all Marketing Authorizations and any regulatory documentation and supporting data related thereto) in material accordance with Applicable Law;
10.1.8    Company has conducted, and has used reasonable efforts to cause its contractors and consultants to conduct, the development and manufacture of the Products (including all clinical studies) in accordance with Applicable Law; and
10.1.9    it has the full right, power and authority to grant the licenses under this Agreement.
10.2    Representations, Warranties and Covenants of Distributor. Distributor represents, warrants and covenants, as applicable, to Company that:
10.2.1    as of the Commercial Activities Effective Date, it will be authorized, either directly, or indirectly through agents, to import (as applicable), supply and distribute and it shall hold and maintain all licenses necessary to import (as applicable), supply and distribute the Products in the Territory;
10.2.2    Distributor currently has, and will maintain during the Term, (a) sufficient qualified and trained personnel and resources, and (b) necessary financial and technical capacity to effectively fulfill its obligations related to the Products as contemplated in this Agreement;
10.2.3    Distributor shall comply with the U.S. Foreign Corrupt Practices Act of 1977 (as modified or amended), and Distributor warrants that (a) it has not and will not directly or indirectly offer or pay, or authorize such offer or payment of, any money, or transfer anything of value, to improperly seek to influence any government official, (b) it is not an employer, officer or agent of a Governmental Authority or Regulatory Authority within the Territory (or elsewhere), (c) it has never been subject to any disciplinary action relating to fraud or corruption by any Governmental Authority or Regulatory Authority within the Territory (or elsewhere), and (d) it has never been the subject of a governmental investigation or litigation involving allegations of fraud or corruption;
10.2.4    Distributor has not marketed, sold or otherwise distributed, does not market, sell, or otherwise distribute, and will not knowingly market, sell or distribute during the Term, any products that would reasonably be expected to prejudice Company’s business interests or create a conflict of interest in handling Company’s Confidential Information; and
10.2.5    Distributor shall, upon request, provide Company a true, complete and accurate list of all products currently represented in the Territory by it.
10.3    Representations, Warranties and Covenants of Each Party. Each Party represents, warrants and covenants, as applicable, to the other Party that:
10.3.1    it is duly incorporated and validly existing in good standing under the Applicable Laws of its jurisdiction of incorporation and has full corporate power and authority to enter into this Agreement and the QA Requirements Document and to conduct the activities allocated to it hereunder and thereunder;
10.3.2    it is duly authorized to execute and deliver this Agreement and the QA Requirements Document and to perform its obligations hereunder and thereunder. Each of the Persons executing this Agreement and the QA Requirements Document on its behalf has been duly authorized to do so by all requisite corporate action;
10.3.3    each of this Agreement and the QA Requirements Document is a legal and valid obligation binding upon such Party and enforceable in accordance with its terms. The execution, delivery and performance of this Agreement and the QA Requirements Document does not conflict with any agreement, instrument or understanding, oral or written, to which such Party or its Affiliates is a party or by which such Party or its Affiliates or its or their respective assets may be bound, nor violate any law or regulation of any Governmental Authority having jurisdiction over it;

10.3.4    as of the Effective Date, it is not and, during the Term, it will not, enter into any agreement or arrangement with any third party which in any way whatsoever conflicts or is incompatible with any term of this Agreement or any of the rights granted to such Party from the other Party (or any of the rights granted by such Party to the other Party) hereunder;
10.3.5    it will perform its obligations, and shall ensure its Affiliates and all third parties that it engages with respect to activities directed to the Products shall perform their obligations, under this Agreement and such performance shall comply with all Applicable Laws;
10.3.6    it will comply with its obligations (and shall ensure its Affiliates and all third parties that it engages with respect to activities directed to the Products shall comply with the obligations) set out in this Agreement and associated Schedules, the applicable QA Requirements Document and the Commercial Support Requirements;
10.3.7    it is aware of no action, suit or inquiry or investigation instituted by any Regulatory Authority or by any other Person that questions or threatens the validity of this Agreement or the QA Requirements Document; and
10.3.8    as of the Effective Date and at all times during the Term, neither Party, nor any of its Affiliates or other Persons engaged by it, has been or will be Debarred/Excluded, or otherwise disqualified or restricted by the FDA pursuant to 21 C.F.R. 312.70 or any other Regulatory Authority or foreign equivalent thereof (“Disqualified”), and during the Term, neither it, nor any of its Affiliates, shall use, in any capacity in connection with the obligations to be performed under this Agreement, any Person who has been Disqualified. Each Party acknowledges and agrees that this certification imposes a continuing obligation on it to notify the other Party promptly if this warranty is no longer accurate, and that if, during the Term of this Agreement, it becomes aware that it or any of its Affiliates or its or their respective employees or agents performing under this Agreement is the subject of any investigation or proceeding that could lead to such Party or any such Person becoming a Disqualified entity or individual, such Party will promptly notify the other Party.
10.4    No Additional Company Warranties. In the event Distributor or any of its Permitted Subcontractors subjects itself to any representations, warranties and/or covenants to a customer more extensive than the obligations imposed upon Company under this Agreement, then Distributor alone shall be responsible to the customer with respect to such representations, warranties and/or covenants that are more extensive than those made by Company herein and Distributor shall have no recourse against Company with respect thereto. Distributor shall, and shall ensure that its Permitted Subcontractors shall, take any other actions, including the usage of any legally enforceable disclaimer, which may be required by Applicable Law of the Territory to prevent any creation of implied warranties by Company.
10.5    No Warranties. EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS AGREEMENT, NO PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, CONCERNING THE SUCCESS OR POTENTIAL SUCCESS OF THE DISTRIBUTION OR SALE OF THE PRODUCT. EXCEPT FOR THE

CONTRACTUAL PROVISIONS EXPRESSLY SET FORTH IN THIS AGREEMENT, EACH PARTY EXPRESSLY DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, WRITTEN OR ORAL, WITH RESPECT TO THE PRODUCT (OR COMMERCIALIZATION THEREOF), INCLUDING, BUT NOT LIMITED TO, ALL IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR NONINFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS.
11.    INDEMNIFICATION AND INSURANCE
11.1    By Company. Company shall defend, indemnify and hold harmless Distributor, its Affiliates and its and their respective directors, employees and agents, and their respective successors, heirs and assigns (each, a “Distributor Indemnitee”) against all claims, demands, actions, losses, expenses, damages, liabilities, costs made by a third party (including interest, penalties and reasonable attorneys’ fees) and judgements suffered by a Distributor Indemnitee (individually and collectively, “Losses”), to the extent they are due to and arise out of or in connection with (a) Company’s breach of any of its representations, warranties or obligations under this Agreement, (b) gross negligence or wilful misconduct of any Company Indemnitee in connection with this Agreement, (c) damage to property or injury or death of persons resulting directly from a defect in Product manufactured by Company, provided that (i) such defect existed at the time the Product was shipped by Company, (ii) no modification to the Product was made without Company’s written consent, (iii) the Product was not expired at the time of use, and (iv) the Product was used in accordance with such Product’s instructions for use, or (d) any claim that alleges that any Product provided hereunder or the Commercialization thereof infringes upon, misappropriates or otherwise violates any intellectual property rights of a third party; in each case of (a) through (d), except to the extent that such Losses arise out of any matter for which Distributor has obligations to indemnify a Company Indemnitee pursuant to Clause 11.2, with respect to which each Party will indemnify the other Party in proportion to their respective liability for such Losses.
11.2    By Distributor. Distributor shall defend, indemnify and hold harmless Company and its Affiliates and its and their respective directors, officers, employees and agents, and their respective successors, heirs and assigns (each, a “Company Indemnitee”) against all Losses to the extent arising out of or in connection with (a) the transportation, storage, use, or Commercialization of Products in the Field in the Territory by or on behalf of Distributor or its Permitted Subcontractors; (b) Distributor’s breach of any of its representations, warranties or obligations under this Agreement, (c) gross negligence or wilful misconduct of any Distributor Indemnitee (which, for clarity, includes its Permitted Subcontractors) in connection with this Agreement, (d) any product liability claims relating to the Products solely to the extent that a claim is based on Distributor’s or its Permitted Subcontractors’ Commercialization, or other handling, promotion, storage, distribution, sale or use of the Product, (e) intellectual property infringement solely to the extent arising out of Distributor’s Commercialization of any Product in combination with any other device or technology that (i) was not supplied by Company or (ii) otherwise was not authorized in writing by Company for such combination or (f) damage to property or injury or death of persons occasioned by, or in connection with, the acts or omissions of any Distributor Indemnitee, including through the use of any motor vehicle or other equipment or property in connection therewith; or (g) any claims by a customer based upon any representations, warranties and/or covenants by Distributor or its Permitted

Subcontractors to a customer which is more extensive than those representations, warranties and/or covenants made by Company under this Agreement as set forth in Clause 10.4, in each case of (a)-(g), except to the extent such Losses arise out of any matter for which Company has obligations to indemnify any Distributor Indemnitee pursuant to Clause 11.1, with respect to which each Party will indemnify the other in proportion to their respective liability for such Losses.
11.3    Procedures for Indemnification. The indemnity given by each Party pursuant to Clauses 11.1 or 11.2 shall be subject to the following conditions:
11.3.1    the Party seeking indemnification (the “Indemnified Party”) shall promptly notify the other Party (the “Indemnifying Party”) in writing of a description of the applicable third party claim or proceeding and the nature and amount of any Losses (an “Indemnification Claim Notice”) in respect of which it intends to claim indemnification under this Clause 11 upon actual knowledge of any such claim or proceeding resulting in such Losses; provided, however, that any delay to notify shall not excuse any obligation of the Indemnifying Party except to the extent such delay materially prejudices the defense of such claim;
11.3.2    no admissions of liability or compromise or offer of settlement of any claim shall be made by the Indemnified Party without the prior written consent of the Indemnifying Party;
11.3.3    the Indemnifying Party shall have full control over any claim, proceedings or settlement negotiations in respect of which it is providing the indemnity, provided that the Indemnified Party shall have the right to participate in any such claim, proceedings, or settlement negotiations represented by its own counsel at its own cost and expense;
11.3.4    the Indemnified Party shall cooperate as may be reasonably requested by the Indemnifying Party (and at the Indemnifying Party’s expense) in order to ensure the proper and adequate defense of any action, claim or liability covered by this indemnification; and
11.3.5    the Indemnifying Party may not settle or otherwise dispose of any claim without the prior written consent of the Indemnified Party unless such settlement includes only the payment of monetary damages (which are fully paid by the Indemnifying Party), does not impose any injunctive or equitable relief upon the Indemnified Party, does not require any admission or acknowledgment of liability or fault of the Indemnified Party and contains an unconditional release of the Indemnified Party in respect of such claim.
11.4    Limitation of Liability. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR LOST PROFITS, PUNITIVE, INDIRECT, INCIDENTAL, EXEMPLARY, SPECIAL OR CONSEQUENTIAL DAMAGES OF ANY KIND ARISING OUT OF, OR IN CONNECTION WITH THIS AGREEMENT OR THE EXERCISE OF ITS RIGHTS OR THE PERFORMANCE OF ITS OBLIGATIONS OR ACTIVITIES UNDER THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF SUCH DAMAGES.
11.5    Exclusions from Limitations of Liability. Notwithstanding anything contained herein to the contrary, Clause 11.4 shall not apply to: (a) any damages arising out of or relating to a Party’s failure to comply with its confidentiality obligations; (b) personal injury, including death, and damage to tangible property; (c) gross negligence, willful or intentional acts or omissions of a Party or its employees or subcontractors; or (d) a breach of any of the licenses granted under this Agreement. For the avoidance of doubt, any damages awarded to a third party for which a Party is obligated to indemnify the other Party under this Agreement shall be considered direct damages not subject to any limitation on liability.
11.6    Insurance. Each Party acknowledges and agrees that during the Term, it shall maintain insurance, including products liability coverage and comprehensive general liability insurance, adequate to cover its obligations under this Agreement and which are consistent with normal business practices of prudent companies similarly situated. Without limiting the generality of the foregoing, during the Term, Distributor shall maintain, at its own expense, (a) commercial general liability insurance, to include premise and operations coverage, and related contractual liabilities in amounts no less than [*] per occurrence for personal injury, bodily injury and injury or destruction of property, and (b) products/completed operations and related contractual liabilities coverage in amounts no less than [*] per occurrence with an internationally recognized insurance carrier. Distributor will furnish to Company upon its written request, a Certificate of Insurance evidencing such coverages.
12.    FORCE MAJEURE
12.1    Definition. “Force Majeure” means, in relation to either Party, a circumstance beyond the reasonable control of that Party (the “Claiming Party”), including embargoes, war, acts of war (whether war be declared or not), acts of terrorism, insurrections, riots, civil commotions, lock-outs, strikes and other industrial disputes (except for a strike, lockout or labor disturbance with respect to the Claiming Party’s or its Affiliates’ respective employees or agents), fire, floods, pandemic, earthquakes or other acts of God, or any generally applicable action or inaction by any Governmental Authority (but excluding any government action or inaction that is specific to the Claiming Party or its Affiliates, such as revocation or non-renewal of the Claiming Party’s or its Affiliate’s license to conduct business), or omissions or delays in acting by the other Party, which prevents the Claiming Party from complying with any or all of its obligations under this Agreement.
12.2    Delays and Non-performance due to Force Majeure. The Claiming Party will not be in breach of this Agreement or otherwise liable to the other Party (the “Non-Claiming Party”) for any delay in performance or any non-performance of any obligations (except for payment obligations) under this Agreement (and the time for performance will be extended accordingly) if and to the extent that the delay or non-performance is owing to Force Majeure. Notwithstanding the foregoing, if Company is unable to manufacture and supply any Product pursuant to Clause 3 because of a Force Majeure as set forth in this Clause 12, Distributor shall be excused from all payment obligations with respect to the Purchase Order under which Company is unable to manufacture and supply the Product until such time Company resumes its obligations hereunder.
12.3    Notification. The Claiming Party shall promptly notify the Non-Claiming Party of the nature and extent of the circumstances giving rise to Force Majeure (in any event, within thirty (30) days), and shall promptly undertake and continue all commercially reasonable efforts to cure such Force Majeure as soon as possible or to perform its obligations despite the ongoing Force Majeure.
12.4    Termination Due to Force Majeure. If the Force Majeure in question prevails for a continuous period in excess of one hundred and twenty (120) days after the date on which the Force Majeure begins, the Non-Claiming Party shall be entitled to give notice to the Claiming Party to terminate this Agreement. The notice to terminate must specify the termination date, which must be not less than thirty (30) days after the date on which the notice to terminate is given. Once a notice to terminate has been validly given pursuant to this Clause 12.4, this Agreement will terminate on the termination date set out in the notice. Neither party shall have any liability to the other Party in respect of termination of this Agreement due to Force Majeure, but rights and liabilities, which have accrued prior to termination, including payment obligations, shall subsist.
13.    [*]
14.    DURATION AND TERMINATION
14.1    Term. This Agreement shall commence on the Effective Date and continue in effect until the third (3rd) anniversary of the Commercial Activities Effective Date (the “Initial Term”), unless otherwise earlier terminated pursuant to this Agreement. This Agreement may be automatically renewed for additional one (1) year terms (each, a “Renewal Term” and collectively with the Initial Term, the “Term”), unless either Party provides written notice to the other Party of its intention to not renew at least one hundred eighty (180) days prior to the expiration of the then current Term.

14.2    Termination for Distributor Change of Control. Company shall be entitled to terminate this Agreement with immediate effect in the event of any Change of Control of Distributor that makes Company’s Direct Competitor a newly controlling entity of Distributor.
14.3    Termination for Cause. Either Party shall be entitled to terminate this Agreement by written notice to the other Party in accordance with this Agreement if:
14.3.1    the other Party commits a breach of any material obligation under this Agreement, and in the case of a breach which is capable of remedy, the breaching Party fails to remedy such breach within thirty (30) days of the receipt of written notice from the non-breaching Party of such breach and of its intention to exercise its rights under this Clause 14.3.1. Where such breach is incapable of remedy within such thirty (30)-day cure period, the Parties shall discuss and may agree in good faith on a longer cure period;
14.3.2    the other Party becomes insolvent or bankrupt or subject to any winding up procedure, seeks a moratorium for the payment of its debts or files a similar petition to be placed under the protection of bankruptcy or insolvency laws, is subject to bankruptcy or similar proceedings as per the Applicable Law, or its assets are placed in whole or in part under supervision or control of a receiver, liquidator or similar officer; or
14.3.3    the other Party is the Claiming Party, pursuant to and in accordance with Clause 12.4.
14.4    No Waiver. Any waiver by either Party to avail itself of a breach of any provision of this Agreement shall not be considered as a waiver to avail itself of any subsequent breach of the same or any other provision thereof
14.5    Survival. The termination or expiration of this Agreement shall not release either of the Parties from any liability which at the time of termination or expiration, has already accrued to such Party, including payment obligations, nor affect in any way the survival of any other right, duty or obligation of the Parties which is expressly stated elsewhere in this Agreement to survive such termination or expiration. In addition, the Parties’ rights and obligations under Clauses 1, 8, 9, 11.1, 11.2, 11.3, 11.4, 11.5, 12, 14.5 and 15 through 19 of this Agreement shall survive expiration or any termination of this Agreement.
15.    CONSEQUENCES OF TERMINATION
15.1    Wind Down Period. Upon the expiration or termination of this Agreement for any reason, all licenses granted by Company to Distributor hereunder will automatically terminate, provided that (a) Distributor shall be permitted, for a period of six (6) months following the expiration or any termination of this Agreement, to Commercialize any stocks of the Products as Distributor may, as of the effective date of such expiration or termination, have in store or under its control and (b) thereafter, Company shall purchase from Distributor all remaining stocks of the Products as are of merchantable quality with a remaining shelf life of not less than six (6) months at the same price as was paid by Distributor for the Product and for its related carriage costs.
15.2    After Wind Down Period. Upon expiration of the six (6) month wind down period mentioned on Clause 15.1 above:

15.2.1    Distributor shall promptly return to Company or otherwise dispose of, as Company may instruct, all pamphlets, catalogues, advertising materials, specifications and other materials, documents or papers whatsoever sent to or created by Distributor and relating to the Products which Distributor may have in its possession or under its control;
15.2.2    Distributor shall immediately pay to Company any outstanding unpaid and undisputed invoices rendered in respect of the Product;
15.2.3    Distributor shall immediately cease the Commercialization of the Products;
15.2.4    destroy or return to Company any and all data, technical information or material relating to the Product. Distributor shall not under any circumstances and in any way, directly or indirectly, use such data, information or material in support of any product that competes with the Product;
15.2.5    Company shall destroy or return to Distributor, Distributor’s Confidential Information in accordance with Clause 9.3. Company shall not, under any circumstances and in any way, directly or indirectly, use such data, information or material in support of any product that competes with the Product;
15.2.6    Distributor shall, as soon as reasonably practicable, and in any event within thirty (30) business days from Distributor’s receipt of written request by Company, at Company’s election, either (a) assign to Company or any designated third party (including an Affiliate of Company) all Subcontracting Agreements or (b) terminate all Subcontracting Agreements. For clarity, if any Subcontracting Agreement is assigned by Distributor to Company pursuant to the foregoing subclause (a), as of the effective date of such assignment and thereafter, Distributor shall not be responsible for the acts and omissions of the applicable Permitted Subcontractor.
15.3    No Further Obligations. Except as otherwise provided herein and for any rights or obligations which have accrued prior to termination or expiration (including payment obligations), neither Party shall have any further obligation to the other Party under this Agreement after the expiration or termination of this Agreement.
16.    ASSIGNMENT; NON-SOLICITATION
16.1    Assignment. This Agreement is binding upon and will inure to the benefit of the Parties and their respective permitted assignees or successors in interest, including without limitation, those that may succeed by assignment, transfer or otherwise to the ownership of either of the Parties or of the assets necessary to the conduct of the business to which this Agreement relates. This Agreement may not be assigned or otherwise transferred by either Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that either Party may, without such consent, assign this Agreement together with all of its rights and obligations hereunder (a) to its Affiliates or (b) to a successor in interest in connection with the transfer or sale of all or substantially all of its business, or in the event of its merger or consolidation or similar transaction, in each case of (a) or (b), subject to the assignee agreeing to be bound by the terms of this Agreement in writing, provided, further that the assigning Party must furnish to the other Party a prior written notice of any such assignment. Any purported assignment in violation of the preceding sentences shall be null and void. No assignment shall relieve either Party of the performance of any accrued obligation that such Party may then have under this Agreement. Any permitted successor shall assume and be bound by all obligations of its assignor or predecessor under this Agreement.
17.    DISPUTE RESOLUTION
17.1    Escalation Procedures. Any dispute, controversy or claim between the Parties relating to this Agreement, including any dispute, controversy or claim regarding its execution, existence, validity, effectiveness, performance or termination (individually and collectively, “Disputes”) that the Parties are not able to resolve within twenty (20) business days from the date that either Party notifies the other Party of the Dispute will be first referred to the Senior Officer of each Party. The Senior Officers of the Parties will make a good faith effort to resolve the Dispute within twenty (20) business days from the date of any such referral. If any Dispute cannot be resolved amicably by the Senior Officers of the Parties pursuant to this Clause 17.1, then upon the written demand of either Party to the other Party, the Dispute will be subject to arbitration in accordance with Clause 17.2.
17.2    Arbitration. In the event of a Dispute that cannot be resolved between the Parties or their Senior Officers as set forth in Clause 17.1, either Party will be free to institute binding arbitration with respect to such Dispute in accordance with this Clause 17.2 upon written notice to the other Party (an “Arbitration Notice”) and seek remedies as may be available. Such binding arbitration shall be administered by JAMS (or any successor entity thereto) and in accordance with Streamlined Arbitration Rules & Procedures, or, if applicable, in accordance with the JAMS International Arbitration Rules, in each case, in accordance with the procedures set forth in this Clause 17.2. The seat of arbitration will be New York, New York and the language of the arbitration will be English. Upon receipt of an Arbitration Notice by a Party, the applicable Dispute will be resolved by final and binding arbitration before one (1) arbitrator mutually selected by the Parties (the “Arbitrator”), with such Arbitrator having appropriate experience in the medical device industry and subject matter expertise with respect to the Dispute subject to arbitration. Such Arbitrator chosen hereunder will have educational training and industry experience sufficient to demonstrate a reasonable level of scientific, financial, medical, and industry knowledge relevant to the particular Dispute. The Parties’ selection of such Arbitrator will in no event be made later than thirty (30) days after delivery of the Arbitration Notice. If the Parties are unable to mutually select the Arbitrator within such thirty (30)-day period, then either Party shall request JAMS to appoint the Arbitrator. The Arbitrator’s decision and award will be made within ninety (90) days of the filing of the arbitration demand and the Arbitrator will agree to comply with this schedule before accepting appointment. However, this time limit may be extended by agreement of the Parties or by the Arbitrator. The Arbitrator will be authorized to award compensatory damages, but will not be authorized to reform, modify, or materially change this Agreement. The Arbitrator will, within fifteen (15) days after the conclusion of the hearing, issue a written award and statement of decision describing the material facts and the grounds for the conclusions on which the award is based, including the calculation of any damages awarded. The proceedings and decisions of the Arbitrator will be confidential, final, and binding on the Parties, and judgment upon the award of such Arbitrator may be entered in any court having jurisdiction thereof. All costs associated with arbitration procedures set forth in this Clause 17.2 shall be borne (and reimbursed by) the losing Party.
17.3    Exceptions. Nothing in this Clause 17 will preclude either Party from seeking interim or provisional relief from a court of competent jurisdiction, including a temporary restraining order, preliminary injunction or other interim equitable relief, concerning a Dispute either prior to or during any court proceedings, if necessary to protect the interests of such Party or to preserve the status quo pending the arbitration.
18.    NOTICES
18.1    Any notice given under this Agreement shall be in writing and delivered or sent by (a) registered or recorded delivery post or (b) email if followed up in writing sent by registered or recorded delivery post, in each case of (a) or (b), to the address or email address of the recipient Party as set out below (or such other address or email address as may have been notified in writing by the recipient Party), and any such notice shall be deemed to have been served (i) at the time of delivery (if delivered) or (ii) upon the expiration of five (5) business days after posting (if sent by post).

To the Company	To the Distributor
Address:	Address:
DIXI Medical USA Corp	NeuroPace, Inc.
11910 Fox Ridge Dr	455 Bernardo Ave
Plymouth, MI 48170	Mountain View, CA 94043
Attention: Mark Lemko	Attention: Mike Favet
E-mail: [*]	E-mail: [*]
With copies to: Frederic Koehn	With copies to: Irina Ridley
Email: [*]	Email: [*]

19.    GENERAL PROVISIONS
19.1    Governing Law. This Agreement and the obligations of the Parties shall be governed by and construed in accordance with the laws of the State of New York, including its statutes of limitations without giving effect to the conflicts of law provisions thereunder. Any communication or proceedings resulting of disputes under this Agreement shall be in English language.
19.2    Amendments. No variation or amendment to the terms of this Agreement shall be effective unless in writing and signed on behalf of each Party by a director or other authorized Person specifically referencing this Agreement.
19.3    Severability. If, for any reason, any part of this Agreement is adjudicated invalid, unenforceable or illegal by a court of competent jurisdiction, such adjudication shall not affect or impair, in whole or in part, the validity, enforceability or legality of any remaining portions of this Agreement. All remaining portions shall remain in full force and effect as if the original Agreement had been executed without the invalidated, unenforceable or illegal part. The Parties shall use reasonable efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s) in a way that, to the extent practicable and legally permissible, implements the original intent of the Parties.
19.4    No Waiver of Rights. Failure by either Party on one or more occasions to avail itself of a right conferred by this Agreement shall not be construed as a waiver of such Party’s right to enforce such right or any other right. The exercise by any Party of any right or election under the terms or covenants herein shall not preclude or prejudice any Party from exercising the same or any other right it may have under this Agreement, irrespective of any previous action or proceeding taken by the Parties hereunder. Any waiver by a Party of a particular provision or right shall be in writing, shall be as to a particular matter and, if applicable, for a particular period of time and shall be signed by such Party.
19.5    Entire Agreement. This Agreement (together with its Schedules, Appendices, Commercialization Plans, QA Requirements Documents and Commercial Support Requirements) constitutes the final, complete and exclusive agreement, and contains the entire agreement and understanding of the Parties respecting the subject matter hereof and cancels and supersedes any and all prior and contemporaneous negotiations, correspondence, understandings and agreements between the Parties, whether oral or written, regarding such subject matter. Notwithstanding the foregoing, to the extent the terms and conditions of the body of this Agreement conflict with the terms and conditions of any Schedule or Appendix hereto, the terms and conditions of the body of this Agreement shall govern; provided that on matters of quality and release issues, GDP and GMP, the QA Requirements Document shall prevail. No terms or provisions of this Agreement will be varied or modified by any prior or subsequent statement, conduct or act of either of the Parties, except that the Parties may amend this Agreement by written instruments specifically referring to and executed in the same manner as this Agreement. Each Party acknowledges that, in entering into this Agreement, it does not do so on the basis of and does not rely on any representation or warranty (whether made orally or in writing) except as expressly provided in this Agreement.
19.6    Independent Contractors. It is expressly agreed that Company and Distributor shall be independent contractors and that the relationship between the Parties shall not constitute a partnership, joint venture or agency. Neither Company nor Distributor shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other Party, without the prior written consent of the other Party.
19.7    No Third Party Beneficiaries. The representations, warranties, covenants and agreements set forth in this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and they shall not be construed as conferring any rights on any other Persons.
19.8    Successors and Assigns. Subject to the provisions of Clause 16.1, this Agreement shall inure to the benefit of, and be binding upon, the respective permitted assignees and successors of the Parties.
19.9    Public Announcement. No announcement, news release, public statement, publication or presentation relating to the existence of this Agreement, or the terms hereof or thereof, will be made without the other Party’s prior written approval, which approval shall not be unreasonably withheld. The Parties each agree that once approval for disclosure of information subject to this Clause 19.9 has been obtained, the Party that requested such approval shall be entitled to use such information substantially in the form initially presented without an obligation to seek further approval.
19.10    Rights Cumulative. The rights and remedies of each of the Parties under or pursuant to this Agreement are cumulative, may be exercised as often as such Party considers appropriate and are in addition to its rights and remedies under general law or in equity.
19.11    Further Assurances. Each Party shall duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including the filing of such assignments, agreements, documents and instruments, as may be necessary or as the other Party may reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes hereof, or to better assure and confirm unto such other Party its rights and remedies under this Agreement.

19.12    Counterparts. This Agreement may be executed in any number of counterparts and by the Parties to it on separate counterparts, each of which is an original but all of which together constitute one and the same instrument. Signatures to this Agreement transmitted by email in “portable document format” or by any other electronic means, intended to preserve the original graphic or pictorial appearance of the Agreement, shall have the same effect as the physical delivery of the paper Agreement bearing the original signatures.
[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been signed by the authorized representatives of the Parties on the Effective Date.

SIGNED for and on behalf of Company
DIXI Medical USA Corp
/s/ Frederic Koehn
Signature
By: Frederic Koehn
Title: Chairman

SIGNED for and on behalf of Company
DIXI Medical USA Corp
/s/ Mark Lemko
Signature
By: Mark Lemko
Title: CEO
SIGNED for and on behalf of Distributor
NeuroPace, Inc.

/s/ Mike Favet
Signature
By: Mike Favet
Title: President and CEO